UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 14, 2022

YOTTA GLOBAL, INC.
(Exact name of issuer as specified in its charter)

Georgia

(State or other jurisdiction of incorporation or organization)

47-5474718

(I.R.S. Employer Identification Number)

11555 Medlock Bridge Road, Suite 100

Johns Creek, Georgia

(Full mailing address of principal executive offices)

800-201-2664

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

Item 1	Fundamental Changes, Amendments to Certificate of Incorporation or Bylaws.

On January 14, 2022, TMPOS, Inc. filed Certificate of Amendment to its Certificate of Amendment and Restatement (the “Charter”) reflecting its corporate name change to “Yotta Global, Inc.”, effective on January 17, 2022. In addition, on January 28, 2022, TMPOS, Inc. revised its Amended and Restated Bylaws (the “Bylaws”) to reflect its corporate name change to “Yotta Global, Inc.”

This summary is qualified in its entirety by reference to the Charter and the Bylaws, copies of which are attached hereto as Exhibits 1.1 and 1.2, respectively, and are incorporated herein by reference.

Exhibit Number	Description

1.1

Certificate of Amendment and Restatement of Yotta Global, Inc. (formerly known as TMPOS, Inc.) effective January 17, 2022, as amended by the Certificate of Amendment of Yotta Global, Inc. effective January 28, 2022.

1.2	Amended and Restated Bylaws of Yotta Global, Inc. (formerly known as TMPOS, Inc.).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 2, 2022	By:	/s/ Sang Lee
	Name:	Sang Lee
	Title:	Chief Executive Officer, President and Chief Financial Officer, Chairman/Sole Director

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EXHIBIT INDEX

Exhibit Number	Description

1.1

Certificate of Amendment and Restatement of Yotta Global, Inc. (formerly known as TMPOS, Inc.) effective January 17, 2022, as amended by the Certificate of Amendment of Yotta Global, Inc. effective January 28, 2022.

1.2	Amended and Restated Bylaws of Yotta Global, Inc. (formerly known as TMPOS, Inc.).

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